SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

WORLD ACCESS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

98141A 10 1

(CUSIP Number)

Anastasia Kelly

Executive Vice President and General Counsel

WorldCom, Inc.

22001 Loudoun County Parkway

Ashburn, Virginia 20147

(703) 886-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Continued on Following Pages)

(Page 1 of 19 Pages)

CUSIP No. 98141A 10 1	13D/A	Page 2 of 19

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): WorldCom, Inc. 58-1521612

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,261,166* 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 8,261,166* 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,261,166*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%

14.	TYPE OF REPORTING PERSON CO

*	Includes 904,595 shares of common stock issuable upon conversion of 10,402.84 shares of Convertible Preferred Stock, Series H held by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion ratio of 86.9565 shares of common stock per share of preferred stock.

CUSIP No. 98141A 10 1	13D/A	Page 3 of 19

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): MCI Communications Corporation 58-2358731

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,067,174* 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 7,067,174* 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,067,174*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%

14.	TYPE OF REPORTING PERSON: CO

*	Includes 904,595 shares of common stock issuable upon conversion of 10,402.84 shares of Convertible Preferred Stock, Series H held by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion ratio of 86.9565 shares of common stock per share of preferred stock.

CUSIP No. 98141A 10 1	13D/A	Page 4 of 19

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): MCI WORLDCOM Network Services, Inc. 13-2745892

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,038,401* 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 7,038,401* 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,038,401*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%

14.	TYPE OF REPORTING PERSON: CO

*	Includes 904,595 shares of common stock issuable upon conversion of 10,402.84 shares of Convertible Preferred Stock, Series H held by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion ratio of 86.9565 shares of common stock per share of preferred stock.

CUSIP No. 98141A 10 1	13D/A	Page 5 of 19

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): MFS Telecom, Inc. 36-3547776

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 21,969 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 21,969 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,969

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%

14.	TYPE OF REPORTING PERSON: CO

.

CUSIP No. 98141A 10 1	13D/A	Page 6 of 19

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Brooks Fiber Communications of Texas, Inc. 43-1714867

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%

14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 98141A 10 1	13D/A	Page 7 of 19

Preliminary Statement

This Amendment No. 5 amends in its entirety the Schedule 13D dated December 23, 1998 (as so amended and restated, the “Schedule 13D”), as previously amended by Amendment No. 1 dated January 13, 1999, Amendment No. 2 dated May 26, 1999, Amendment No. 3 dated May 31, 2000, and Amendment No. 4 dated February 14, 2001. The cover page and all items therein shall be amended and restated in their entirety as follows:

Item 1.	Security and Issuer

Common stock, $0.01 par value per share, of World Access, Inc., a Delaware corporation (“World Access”), with its principal executive offices located at 945 East Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326.

Item 2.	Identity and Background

WorldCom, Inc. (“WorldCom”) is a Georgia corporation. The principal business of WorldCom and its subsidiaries is telecommunications. MCI Communications Corporation (“MCIC”), a Delaware corporation, is a direct subsidiary of WorldCom. MCI WORLDCOM Network Services, Inc. (“Network Services”), a Delaware corporation, is a direct subsidiary of MCIC and an indirect subsidiary of WorldCom. MFS Telecom, Inc. (“MFS”), a Delaware corporation, is a direct subsidiary of MCIC and an indirect subsidiary of WorldCom. Brooks Fiber Communications of Texas, Inc. (“Brooks”), a Delaware corporation, is an indirect subsidiary of WorldCom.

The principal business and principal office of each reporting person are located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147. Certain information pertaining to executive officers and directors of each reporting person is set forth in Annexes A, B, C, D, and E hereto and incorporated herein by reference.

On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles. WorldCom promptly notified its recently engaged external auditors, KPMG LLP (“KPMG”), and has engaged KPMG to undertake a comprehensive audit of WorldCom’s financial statements for 2000, 2001 and 2002.

On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

A Special Committee of WorldCom’s Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering as special counsel and PricewaterhouseCoopers LLP as their financial advisors. The Special Committee’s report was released publicly on June 9, 2003. WorldCom’s accounting practices also are under investigation by the U.S. Attorney’s Office for the Southern District of New York

CUSIP No. 98141A 10 1	13D/A	Page 8 of 19

(the “District Court”) and the Examiner appointed by the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Richard Thornburgh, former Attorney General of the United States. On June 9, 2003, the Examiner released the second Interim Report regarding, among other things, corporate governance matters and past accounting practices. On November 4, 2002, the Examiner released the first Interim Report regarding the Examiner’s preliminary observations.

By order dated June 26, 2002, the Securities and Exchange Commission (“SEC”) required WorldCom to file a sworn statement pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) describing in detail the facts and circumstances underlying the events leading to WorldCom’s June 25th announcement. WorldCom filed the sworn statement on July 1, 2002 and filed an amended statement on July 8, 2002.

The SEC filed a civil action against WorldCom in the District Court on June 26, 2002 seeking injunctive relief and damages under various legal theories. On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims brought in this suit. The injunction enjoins WorldCom, its employees and its agents from violating the antifraud, reporting, and books and records and internal controls provisions of the federal securities laws. The injunction directs WorldCom’s Corporate Monitor, Richard Breeden, to review the adequacy and effectiveness of WorldCom’s corporate governance systems, policies, plans, and practices, requires WorldCom to retain a consultant to review its material internal accounting control structure and policies, obligates WorldCom to provide reasonable training to its senior operational officers and financial reporting personnel to minimize the possibility of future violations, and permits the SEC to seek a civil penalty. Mr. Breeden issued his report on August 26, 2003.

On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the initial proposed settlement, WorldCom would satisfy an SEC civil penalty of $1.51 billion by payment of $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection. On June 11, 2003, WorldCom consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002.

On July 2, 2003, WorldCom filed documents in the District Court modifying the proposed settlement. Pursuant to the revised proposed settlement, WorldCom will satisfy the SEC civil penalty by paying $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection and by transfer of common stock in the reorganized company having a value of $250 million. On July 3, 2003, WorldCom filed proposed settlement documents that reflect a technical change that increases the civil penalty from $1.51 billion to $2.25 billion without changing the amount to be paid by WorldCom as described in the preceding sentence. On July 7, 2003, the District Court issued an order approving the proposed settlement. On August 6, 2003, the Bankruptcy Court issued an order approving the proposed settlement. The proposed settlement provides that the funds paid and common stock transferred by WorldCom in satisfaction of the SEC’s penalty claim will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002.

On August 27, 2003, the Attorney General of Oklahoma filed a criminal action in Oklahoma County District Court against WorldCom and six former executives of WorldCom alleging violations of the state’s securities laws.

WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its then chief financial officer and its corporate controller, and is

CUSIP No. 98141A 10 1	13D/A	Page 9 of 19

continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. The former corporate controller and three accounting personnel have entered into plea agreements with the U.S. Attorney’s Office, and on August 28, 2002, a grand jury returned an indictment charging the former chief financial officer with various securities-related crimes; trial of that case is currently scheduled for February 2004. On April 16, 2003, a superseding indictment was filed to include additional charges against the former chief financial officer. The U.S. Attorney’s Office has advised WorldCom that its investigation of certain former officers and employees is ongoing.

Except as described above, during the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of any of the Reporting Persons has had any criminal convictions, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting persons were issued 5,593,355 shares at the closing of a merger transaction (the “Merger”) on December 14, 1998 in which World Access acquired Cherry Communications Incorporation (d/b/a Resurgens Communications Group) (“RCG”). The reporting persons were creditors of RCG and received shares of World Access in the Merger pursuant to RCG’s Second Amended Plan of Reorganization dated September 2, 1998.

Under the terms of the Merger, creditors of RCG as a group were eligible to receive up to a total of 9,375,000 shares of World Access common stock over approximately two years following the closing of the Merger. Of these shares, a total of 3,125,000 shares were issued at the closing of the Merger to the RCG creditors as a group and 6,250,000 shares (the “Contingent Shares”) were placed in escrow to be issued over approximately two years subject to attainment of certain earnings levels by RCG and Cherry Communications U.K. Limited (“Cherry U.K.”). On December 7, 1999, a change of control provision in RCG’s Agreement and Plan of Merger and Reorganization, as amended by the First and Second Amendments thereto, was triggered as a result of World Access’ acquisition of FaciliCom and caused the accelerated vesting of the Contingent Shares. The reporting persons received 568,289 Contingent Shares on November 29, 2001. The reporting persons do not expect to receive any additional Contingent Shares.

In addition, WorldCom, pursuant to an agreement dated December 6, 1999, also received 439,892 shares of World Access common stock in connection with World Access’ acquisition of FaciliCom International, Inc. (“FaciliCom”) in satisfaction of obligations owed by FaciliCom to the reporting persons in the approximate amount of $4.1 million. Similarly, in satisfaction of obligations owed by Long Distance International, Inc. (“LDI”) to the reporting persons in the approximate amount of $7.0 million, WorldCom pursuant to an agreement dated October 22, 1999 received 754,100 shares of World Access common stock in connection with World Access’ acquisition of substantially all of the assets of LDI.

CUSIP No. 98141A 10 1	13D/A	Page 10 of 19

Network Services was issued 10,402.84 shares of Convertible Preferred Stock, Series H (the “Preferred Stock”) through an Exchange Agreement dated December 2000 between Network Services and World Access in connection with the merger between World Access and WorldxChange Communications (“WorldxChange”) (see Item 5 below).

Item 4.	Purpose of Transaction

The reporting persons have no present intentions of taking any of the actions set forth in Items 4(a) through 4(j) of Schedule 13D. However, they intend to monitor their investment in World Access and take actions consistent with their perceived best interest.

Item 5.	Interest in Securities of the Issuer

The reporting persons presently own beneficially 8,261,166 shares of World Access common stock, approximately 11.1% of the presently outstanding shares of World Access common stock, based upon a total of 73,391,958 outstanding shares as of November 14, 2000, as reported by World Access in its Form 10-Q for the Quarterly Period Ended September 30, 2000, as adjusted to give effect to the issuance of shares upon the conversion of Preferred Stock held by the reporting persons. Of such shares, 6,787,347 were acquired in connection with the closing of the Merger and the FaciliCom and the LDI transactions.

Pursuant to an Agreement and Plan of Merger dated February 11, 2000, on December 18, 2000 WorldxChange merged with and into a wholly owned subsidiary of World Access. WorldxChange owed to Network Services $10,000,000 plus interest pursuant to a promissory note dated December 20, 2000. In December 2000, Network Services entered into an Exchange Agreement with World Access pursuant to which World Access accepted an assignment of Network Services’s interest in the WorldxChange promissory note in exchange for 10,402.84 shares of Preferred Stock. Each share of Preferred Stock has a liquidation preference of $1,000 and is convertible into a number of shares equal to the liquidation preference divided by the conversion price, or 86.9565 shares of common stock, at any time at the option of the holder, subject to anti-dilution adjustments. Included in the 8,261,166 shares held by the reporting persons are 904,595 shares of common stock that may be received upon conversion of the Preferred Stock. The Preferred Stock is subject to mandatory conversion on the third anniversary of the issue date or immediately prior to a specified change of control of World Access. Under the Exchange Agreement, if the average market price of the common stock is less than the conversion price during the ten trading day period before a mandatory conversion, Network Services is entitled to receive a make-whole amount in cash or additional common shares upon the conversion of the Preferred Stock. The holders of the Preferred Stock vote as a single class with the common stock on an as-converted basis. Under the Exchange Agreement, World Access is required, at its own expense, to file a registration statement with the SEC with respect to the shares of common stock into which the Preferred Stock held by Network Services is convertible and to use its reasonable best efforts to cause the registration statement to be declared effective and remain effective during the period specified in the agreement. Network Services has certain registration rights under the Exchange Agreement. The Exchange Agreement and the Certificate of Designation of the Preferred Stock are set forth as an exhibit hereto and incorporated by reference herein.

CUSIP No. 98141A 10 1	13D/A	Page 11 of 19

WorldCom (directly and through MCIC, Network Services and MFS), MCIC (directly and through Network Services and MFS), Network Services and MFS have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by the reporting persons.

The reporting persons have acquired no shares of World Access during the sixty-day period preceding the filing of this Schedule 13D.

MFS continues to hold 21,969 shares of common stock of World Access but has never been the beneficial owner of more than five percent of the common stock of World Access. Brooks has never been the beneficial owner of more than five percent of the common stock of World Access.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain rights of the holders of the Preferred Stock and the rights of Network Services under the Exchange Agreement are described in Item 5 above. The descriptions of these rights contained in this Schedule 13D are only summaries of certain terms and conditions of the Exchange Agreement and Certificate of Designation of the Preferred Stock and are qualified in their entirety by reference to the copies of those documents filed as exhibits hereto.

Item 7.	Material to be Filed as Exhibits

Attached hereto or incorporated herein are the following exhibits:

1.	Joint Filing Agreement.

2.	Exchange Agreement dated as of December 2000 by and between MCI WorldCom Network Services, Inc. and World Access, Inc., with Certificate of Designation of Convertible Preferred Stock, Series H. Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Series of Preferred Stock (incorporated by reference to Amendment No. 4, dated February 14, 2001, to this Schedule 13D (SEC File No. 005-54963)).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2003

WORLDCOM, INC.

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Executive Vice President and General Counsel

MCI COMMUNICATIONS CORPORATION

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Secretary

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Secretary

MFS TELECOM, INC.

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Secretary

BROOKS FIBER COMMUNICATIONS OF TEXAS, INC.

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Secretary

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Annex A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. (“WorldCom”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of WorldCom. The principal address of WorldCom is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

CYNTHIA K. ANDREOTTI WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Andreotti serves as President, Business Markets of WorldCom.

DENNIS R. BERESFORD J.M. Tull School of Accounting Terry College of Business The University of Georgia Athens, GA 30602 U.S.A.	Mr. Beresford is a director of WorldCom. Mr. Beresford is a Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, The University of Georgia.

ROBERT T. BLAKELY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Blakely serves as Executive Vice President and Chief Financial Officer of WorldCom.

SETH D. BLUMENFELD 2 International Rye Brook, NY 10573 U.S.A.	Mr. Blumenfeld serves as President, WorldCom International of WorldCom.

FRED M. BRIGGS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Briggs serves as President, Operations and Technology of WorldCom.

MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and Chairman of the Board of WorldCom.

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Name and Current Business Address	Present Principal Occupation or Employment
DANIEL L. CASACCIA WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Casaccia serves as Executive Vice President, Human Resources of WorldCom.

JONATHAN CRANE WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Crane serves as Executive Vice President, Strategy and Marketing of WorldCom.

VICTORIA D. HARKER WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Harker serves as Senior Vice President, Finance of WorldCom.

WAYNE E. HUYARD WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Huyard serves as President, Mass Markets of WorldCom.

NICHOLAS deB. KATZENBACH 33 Greenhouse Drive Princeton, NJ 08540 U.S.A.	Mr. Katzenbach is a director of WorldCom. Mr. Katzenbach is a private attorney.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Executive Vice President and General Counsel of WorldCom.

C.B. ROGERS, JR. Equifax, Inc. 3060 Peachtree Road – Suite 240 Atlanta, GA 30305 U.S.A.	Mr. Rogers is a director of WorldCom. Mr. Rogers formerly served as an executive officer and director of Equifax Inc.

GRACE CHEN TRENT WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Trent serves as Vice President and Chief of Staff of WorldCom.

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Annex B

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

MCI COMMUNICATIONS CORPORATION

Directors and Executive Officers of MCI Communications Corporation (“MCIC”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of MCIC. The principal address of MCIC is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of MCIC. Mr. Capellas is the President, Chief Executive Officer and Chairman of the Board of WorldCom.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of MCIC. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.

ROBERT A. PETERSON WorldCom, Inc. 1133 19th Street, N.W. Washington, DC 20036 U.S.A.	Mr. Peterson serves as Assistant Secretary of MCIC. Mr. Peterson is Vice President and Chief Technology Counsel of WorldCom.

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Annex C

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

MCI WORLDCOM NETWORK SERVICES, INC.

Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. (“Network Services”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Network Services. The principal address of Network Services is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of Network Services. Mr. Capellas is the President, Chief Executive Officer and Chairman of the Board of WorldCom.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of Network Services. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.

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Annex D

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

MFS TELECOM, INC.

Directors and Executive Officers of MFS Telecom, Inc. (“MFS”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of MFS. The principal address of MFS is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of MFS. Mr. Capellas is the President, Chief Executive Officer and Chairman of the Board of WorldCom.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of MFS. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.

CUSIP No. 98141A 10 1	13D/A	Page 18 of 19

Annex E

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

BROOKS FIBER COMMUNICATIONS OF TEXAS, INC.

Directors and Executive Officers of Brooks Fiber Communications of Texas, Inc. (“Brooks”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Brooks. The principal address of Brooks is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of Brooks. Mr. Capellas is the President, Chief Executive Officer and Chairman of the Board of WorldCom.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of Brooks. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.

CUSIP No. 98141A 10 1	13D/A	Page 19 of 19

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached statement on Schedule 13D and of all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on August 28, 2003.

WORLDCOM, INC.

By:	/S/ ANASTASIA KELLY

Name:	Anastasia Kelly
Title:	Executive Vice President and General Counsel

MCI COMMUNICATIONS CORPORATION

By:	/S/ ANASTASIA KELLY

Name:	Anastasia Kelly
Title:	Secretary

MCI WORLDCOM NETWORK SERVICES, INC

By:	/S/ ANASTASIA KELLY

Name:	Anastasia Kelly
Title:	Secretary

MFS TELECOM, INC.

By:	/S/ ANASTASIA KELLY

Name:	Anastasia Kelly
Title:	Secretary

BROOKS FIBER COMMUNICATIONS OF TEXAS, INC.

By:	/S/ ANASTASIA KELLY

Name:	Anastasia Kelly
Title:	Secretary